January 24, 2018

VIA EDGAR AND COURIER

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Ref.:	PagSeguro Digital Ltd.
Registration Statement on Form F-1
File No. 333-222292

Dear Ms. Woo:

We are writing to inform the staff of the U.S. Securities and Exchange Commission (the “Staff”) that PagSeguro Digital Ltd. (the “Company”) has publicly filed pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended, the final prospectus related to the Registration Statement on Form F-1 first publicly filed on December 26, 2017 (the “Final Prospectus”). We have included with this letter ten printed originals of the Final Prospectus.

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We thank you for your attention to this filing. If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at +55 (11) 3702-2220.

We would be grateful if the Staff could acknowledge receipt of the enclosures by date-stamping the enclosed extra copy of this letter and returning it to our messenger, who will be waiting.

Very truly yours,

/S/ ROBERT M. ELLISON
Robert M. Ellison

cc:	Eduardo Alcaro – Chief Financial and Investor Relations Officer and Chief Accounting Officer, PagSeguro Digital Ltd.
Maria Judith de Brito – Director, PagSeguro Digital Ltd.
Manuel Garciadiaz – Davis Polk & Wardwell LLP, São Paulo

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